

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

August 1, 2008

Tony Harrison
Chief Executive Officer and President
Skreem Records Corp.
11637 Orpington Street
Orlando, Florida 32817

> **Re: Skreem Records Corp.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed June 9, 2008**
> **File No. 333-148697**

Dear Mr. Harrison:

  We have reviewed your filing and have the following comments. We have limited our review of your filing to the matters we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that there are several typographical errors in your revised disclosures. Please revise your disclosures as appropriate.

2. We note your response to comment one in our comment letter dated July 22, 2008. Please expand your disclosure to discuss when you expect to procure separate management and board of directors of each of the companies. Also, in light of your response, please revise your disclosure under "—Stock Dividend of Subsidiary" in page 6 so that it is consistent with your disclosed business purpose. Your revised disclosure should focus on the organizational and operational structure of the two separate companies following the spin-off. For example, you should clarify which of the companies your current executives and board members are expected to serve in the long-term and how having separate

management teams will benefit each of the companies as they implement their respective business strategy.

<u>Reverse Stock Split</u>

<u>Background and Purpose of the Reverse Split, page 5</u>

3. We note your response to comment four in our comment letter dated July 22, 2008. Please tell us your reasons for not removing the reference to an "Acquisition Agreement" on page 5.

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Please respond to these comments by filing a revised preliminary proxy statement as appropriate. Please contact Jorge A. Rivera, Staff Attorney, at (202) 551-3786, or me at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director

c: Michael S. Krome, Esq.
     Via Facsimile: (631) 737-8382